Volaris Reports June 2025 Traffic Results:

Load Factor of 84%

Mexico City, Mexico, July 8, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its June 2025 preliminary traffic results.

In June, Volaris’ ASM capacity increased 0.6%, while RPMs for the month decreased 1.4%. Mexican domestic RPMs declined 2.0%, while international RPMs decreased 0.4%. As a result, the load factor decreased by 1.7 percentage points year-over-year to 83.9%. During the month, Volaris transported 2.4 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “Volaris’ capacity growth continues to align with our guidance, and it appears industry-wide capacity growth in Mexico remains aligned with current passenger demand patterns. Domestic load factors remain robust, reflecting ongoing strong demand. In the U.S market, we navigated evolving immigration policies during the month, and we are pleased that transborder demand proved resilient. Our results demonstrate our ability to optimize close-in fares to maximize unit revenue. As we move into the peak season, we anticipate sequential improvement in demand and are actively preparing for stronger summer traffic.”

	Jun 2025	Jun 2024	Variance	YTD Jun 2025	YTD Jun 2024	Variance
RPMs (million, scheduled & charter)
Domestic	1,476	1,506	-2.0%	9,161	8,717	5.1%
International	876	879	-0.4%	5,623	5,417	3.8%
Total	2,352	2,385	-1.4%	14,784	14,134	4.6%
ASMs (million, scheduled & charter)
Domestic	1,654	1,674	-1.2%	10,394	9,636	7.9%
International	1,150	1,112	3.4%	7,228	6,754	7.0%
Total	2,804	2,786	0.6%	17,622	16,390	7.5%
Load Factor (%, RPMs/ASMs)
Domestic	89.2%	89.9%	(0.7) pp	88.1%	90.5%	(2.3) pp
International	76.2%	79.1%	(2.9) pp	77.8%	80.2%	(2.4) pp
Total	83.9%	85.6%	(1.7) pp	83.9%	86.2%	(2.3) pp
Passengers (thousand, scheduled & charter)
Domestic	1,814	1,811	0.2%	11,083	10,309	7.5%
International	598	598	0.1%	3,865	3,702	4.4%
Total	2,413	2,408	0.2%	14,949	14,010	6.7%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 221 and its fleet from 4 to 150 aircraft. Volaris offers around 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.